PRICING SUPPLEMENT NO. 17                                         Rule 424(b)(3)
DATED:  December 2, 2005                                     File No. 333-121744
(To Prospectus dated February 2, 2005,
and Prospectus Supplement dated February 2, 2005)

                                 $12,410,781,162
                         THE BEAR STEARNS COMPANIES INC.
                           Medium-Term Notes, Series B

Principal Amount:  $5,000,000    Floating Rate Notes [x]  Book Entry Notes [x]

Original Issue Date: 12/23/2005  Fixed Rate Notes [  ]    Certificated Notes [ ]

Maturity Date:  12/23/2015       CUSIP#:  073928N25


Option to Extend Maturity:       No    [x]
                                 Yes   [ ]   Final Maturity Date:

Minimum Denominations:  $100,000, increased in multiples of $10,000

                                              Optional            Optional
                         Redemption           Repayment           Repayment
   Redeemable On          Price(s)             Date(s)            Price(s)
   -------------       --------------       -------------        -----------

         *                    *                  N/A                 N/A

Applicable Only to Fixed Rate Notes:
-----------------------------------

Interest Rate:

Interest Payment Dates:

Applicable Only to Floating Rate Notes:
--------------------------------------

Interest Rate Basis:                     Maximum Interest Rate:  N/A

[ ]   Commercial Paper Rate              Minimum Interest Rate:  N/A

[ ]   Federal Funds Effective Rate

[ ]   Federal Funds Open Rate            Interest Reset Date(s):  **

[ ]   Treasury Rate                      Interest Reset Period:  Quarterly

[ ]   LIBOR Reuters                      Interest Payment Date(s):  ***

[ ]   LIBOR Telerate

[ ]   Prime Rate

[x]   CMT Rate +

Interest Rate:  Cliquet Inverse          Interest Payment Period:  Quarterly
                Floating Rate+
                See Annex A

Index Maturity:  Ten Years               Interest Determination Date(s): 2nd
                                         Business Day prior to but not
                                         including the first day of the next
                                         Interest Payment Period

Spread (plus or minus):  N/A             Day Count Basis:  360-day year of
                                                           twelve 30-day months

Calculation Agent: Bear, Stearns & Co. Inc.

* Commencing March 23, 2006 and on each Interest Payment Date thereafter until Maturity, the Notes may be called in whole at par at the option of the Company on five Business Days' notice. For purposes of this provision, "Business Day" means any day that is not a Saturday or Sunday, and that is neither a legal holiday nor a day on which banking institutions or trust companies in New York City are authorized or obligated by law to close.

** Commencing March 23, 2006 and on the 23rd of each June, September, December, March thereafter prior to Maturity.

*** Commencing March 23, 2006 and on the 23rd of each June, September, December, March thereafter, including the maturity date.

                        CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes certain US federal income tax consequences of the purchase, beneficial ownership and disposition of the Cliquet Inverse Floating Rate Notes (the "Notes"). This discussion supplements the section captioned "Certain US Federal Income Tax Considerations" in the Prospectus Supplement dated February 2, 2005. This summary deals only with a beneficial owner of a Note that is:

   o an individual who is a citizen or resident of the United States for US federal income tax purposes;

   o a corporation (or other entity that is treated as a corporation for US federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

   o an estate whose income is subject to US federal income taxation regardless of its source; or

   o a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions (each, a "US Holder").

      This discussion is based on interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued there under, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only US Holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a "straddle," "hedge," "synthetic security" or a "conversion transaction" for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; persons that hold their Notes through a partnership or other entity treated as a partnership for US federal tax purposes; investors whose functional currency is not the US dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; or investors that report any item of income, gain, expense, loss or deduction in respect of Notes for tax purposes in an amount that differs from the amount reported for book purposes by more than $10 million), and this summary does not discuss the tax consequences under the laws of any foreign, state or local taxing jurisdictions. This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes. Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

      PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Federal Income Tax Treatment of US Holders.

      General

      There are no regulations, rulings or other authorities addressing the federal income tax treatment of debt instruments with terms that are substantially similar to the Notes, and therefore the federal income tax treatment of the Notes is subject to some uncertainty.

      Under certain Treasury regulations addressing the timing and character of income, gain, loss and deduction in respect of debt instruments (the "the OID regulations"), for purposes of determining the yield and maturity of a debt instrument, an issuer is generally deemed to exercise a call option in a manner that minimizes the yield on the debt instrument. The OID regulations do not indicate how this rule is applied to debt instruments, such as the Notes, that provide for an inverse floating rate of interest and are callable at par. We intend to take the position that for purposes of applying this rule, the yield on the Notes should be calculated assuming each Quarterly Coupon is computed based on the 10 year CMT rate in effect on the date the Notes are issued. Based on this assumption, our yield would be minimized by exercising our call on March 23, 2006 and therefore, for purposes of the OID regulations, the Notes would be treated as bearing interest at the initial Interest Rate and having a maturity of three months. This assumption has been made solely for federal income tax purposes in order to comply with the OID regulations. This assumption does not necessarily reflect our expectations regarding the actual yield on the Notes, nor is it an indication of our intention regarding whether or not to call the Notes at any time.

      Under this position, the Quarterly Coupon on a Note for the initial Interest Payment Period will be taxable to a US Holder as ordinary interest income at the time it accrues or is received in accordance with the US Holder's normal method of accounting for tax purposes. If we do not call the Notes on March 23, 2006, solely for purposes of the OID regulations, the Notes would be deemed to be retired and reissued at the end of the initial Interest Payment Period. In this event, a US Holder would not recognize gain or loss in respect of such deemed retirement and reissuance and the Quarterly Coupon for the subsequent Interest Payment Period would be taxable to the US Holder as ordinary interest income at the time it accrues or is received in accordance with the US Holder's normal method of accounting for tax purposes. We intend to take analogous positions for each subsequent Interest Reset Period. Accordingly, if based on the 10 year CMT rate in effect on such date, our yield would be minimized by exercising our call option, we intend to take the position that we are deemed to exercise our call option on such Interest Payment Date, and subject to the treatment described above. If, based on the 10 year CMT rate in effect on such date, our yield would not be minimized by exercising our call option, we intend to take the position that we are not deemed to exercise our call option. In this event, we intend to treat the Notes as "contingent payment debt instruments" for federal income tax purposes at such time. The treatment of contingent payment debt instruments is summarized below under "--Alternative Treatment" and in the Prospectus Supplement dated February 2, 2005, under the caption "Certain US Federal Income Tax Considerations - Contingent Payment Debt Instruments." U.S. Holders may contact John F. Stacconi at (212) 272-2123 for information as to whether we will treat the Notes as contingent payment debt instruments on any Interest Payment Date, and for the comparable yield and projected payment schedule if we are treating the Notes as contingent payment debt instruments.

      Sale, Exchange, Redemption, Repayment or Other Disposition of the Notes

      Under the approach described above, upon the disposition of a Note by sale, exchange, redemption (if we exercise our call right or otherwise), repayment or other disposition, a US Holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the US Holder's adjusted tax basis in the Note. A US Holder's adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the US Holder. Capital gains of individual taxpayers from the sale, exchange, redemption, repayment or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, repayment or other disposition of a Note is subject to limitations.

      Alternative Treatment

      As mentioned above, there are no regulations, rulings or other authorities addressing the federal income tax treatment of debt instruments with terms that are substantially similar to the Notes, and therefore the federal income tax treatment of the Notes is subject to some uncertainty. Accordingly, other treatments of the Notes are possible. For example, in the event that we are not deemed to exercise our right to call the Notes for purposes of the OID regulations on March 23, 2006 or on a subsequent Interest Payment Date, it is possible that the Notes could be treated as contingent payment debt instruments for federal income tax purposes. If the Notes were treated as contingent payment debt instruments for federal income tax purposes, the timing and character of income with respect to the Notes would be significantly affected. For example, a US Holder would be required to include in income in each year an amount equal to the "comparable yield" of the Notes, which is generally equal to the yield at which we would issue a noncontingent debt instrument with terms and conditions similar to the Notes. In addition, a "projected payment schedule" would be computed, as of the Original Issue Date or as of the most recent Interest Payment Date on which we were not deemed to exercise our call option, that would produce the comparable yield. Furthermore, any gain realized on the maturity date or upon an earlier call, sale, exchange or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon an earlier call, sale, exchange or other disposition of the Notes would be treated as ordinary loss to the extent of interest included as income in the current or previous taxable years by the US Holder in respect of the Notes, and capital loss thereafter. Finally, special rules may apply if the Notes are outstanding and treated as contingent payment debt instruments on the date on which the Quarterly Coupon becomes the Fixed Coupon. The federal income tax treatment of contingent payment debt instruments is summarized in the Prospectus Supplement dated February 2, 2005, under the caption "Certain US Federal Income Tax Considerations - Contingent Payment Debt Instruments." Prospective investors should consult their tax advisors with respect to their treatment if the Notes are treated as contingent payment debt instruments.

Information Reporting and Backup Withholding.

      Information reporting will apply to certain payments on a Note (including interest and OID) and proceeds of the sale of a Note held by a US Holder that is not an exempt recipient (such as a corporation). Backup withholding may apply to payments made to a US Holder if (a) the US Holder has failed to provide its correct taxpayer identification number on IRS Form W-9, or (b) we have been notified by the IRS of an underreporting by the US Holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year).

      Backup withholding is not an additional tax and may be refunded (or credited against your US federal income tax liability, if any), provided, that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required.

      THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN NOTES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

The distribution of Notes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

      Subject to the terms and conditions set forth in the Distribution Agreement dated as of June 19, 2003, as amended, we have agreed to sell to Bear, Stearns & Co. Inc. ("Bear Stearns"), as principal, and Bear Stearns has agreed to purchase from us, $5,000,000 aggregate principal amount of Notes. An aggregate of $5,000,000 of the Notes will be initially offered to the public at 100% of their principal amount. We will offer the Notes to Bear Stearns at 100% of the price at which the Notes are offered to the public. Bear Stearns intends to allow a discount to other agents not in excess of 3.00% of the public offering price.

                                     Annex A
                                     -------

                          Cliquet Inverse Floating Rate


+ The Interest Rate for each Interest Payment Period shall be determined by the Calculation Agent in accordance with the following:

--------------------------------------------------------------------------------
        Interest Payment Period                      Quarterly Coupon
--------------------------------------------------------------------------------
For the Interest Payment Period from
and including December 23, 2005 to but         8.50% (Initial Interest Rate)
excluding March 23, 2006
--------------------------------------------------------------------------------
For the Interest Payment Period from       Previous Quarterly Coupon(+) + 4.65%
and including March 23, 2006 to but                 - 10 Year CMT Rate
excluding June 23, 2006
--------------------------------------------------------------------------------
For the Interest Payment Period from         Previous Quarterly Coupon + 4.75%
and including June 23, 2006 to but                  - 10 Year CMT Rate
excluding September 23, 2006
--------------------------------------------------------------------------------
For the Interest Payment Period from         Previous Quarterly Coupon + 4.75%
and including September 23, 2006 to but             - 10 Year CMT Rate
excluding December 23, 2006
--------------------------------------------------------------------------------
For the Interest Payment Period from         Previous Quarterly Coupon + 4.825%
and including December 23, 2006 to but              - 10 Year CMT Rate
excluding March 23, 2007
--------------------------------------------------------------------------------
For the Interest Payment Period from         Previous Quarterly Coupon + 4.825%
and including March 23, 2007 to but                 - 10 Year CMT Rate
excluding June 23, 2007
--------------------------------------------------------------------------------
For the Interest Payment Period from         Previous Quarterly Coupon + 4.85%
and including June 23, 2007 to but                  - 10 Year CMT Rate
excluding September 23, 2007
--------------------------------------------------------------------------------
For the Interest Payment Period from         Previous Quarterly Coupon + 4.85%
and including September 23, 2007 to but             - 10 Year CMT Rate
excluding December 23, 2007
--------------------------------------------------------------------------------
For the Interest Payment Period from         Previous Quarterly Coupon + 4.95%
and including December 23, 2007 to but              - 10 Year CMT Rate
excluding March 23, 2008
--------------------------------------------------------------------------------
For the Interest Payment Period from         Previous Quarterly Coupon + 4.95%
and including March 23, 2008 to but                 - 10 Year CMT Rate
excluding June 23, 2008
--------------------------------------------------------------------------------
For the Interest Payment Period from          Previous Quarterly Coupon + 5.00%
and including June 23, 2008 to but                  - 10 Year CMT Rate
excluding September 23, 2008
--------------------------------------------------------------------------------
For the Interest Payment Period from         Previous Quarterly Coupon + 5.00%
and including September 23, 2008 to but     - 10 Year CMT Rate ("Fixed Coupon")
excluding December 23, 2008
--------------------------------------------------------------------------------
For each Interest Payment Period from
and including December 23, 2008 to but                 Fixed Coupon
excluding December 23, 2015
--------------------------------------------------------------------------------

      (+) Previous Quarterly Coupon with respect to an Interest Payment Period means the Interest Rate for the preceding Interest Payment Period.

      With respect to any Interest Payment Period, 10 year CMT Rate shall be the CMT rate with a Designated CMT Index Maturity of 10 years as quoted on CMT Telerate page 7051 at 11:00 a.m. on the second Business Day prior to but not including the first day of such Interest Payment Period. If any Interest Reset Date would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next succeeding day that is a Business Day. For purposes of determining an Interest Reset Date, "Business Day" means any day that is not a Saturday or Sunday, and that is neither a legal holiday nor a day on which banking institutions or trust companies in New York City are authorized or obligated by law to close.